Exhibit 99.1

Lithium Americas Closes Over-Allotment on Convertible Senior Notes Offering

December 9, 2021 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced that the initial purchasers under its previously announced offering of US$225,000,000 aggregate principal amount of 1.75% convertible senior notes due 2027 (the “Notes” and the “Offering”) have exercised, in full, their option to purchase up to an additional US$33,750,000 aggregate principal amount of Notes (the “Over-Allotment Option”), increasing the total Offering size to US$258,750,000.

“With the Offering complete and our US$205 million senior secured facility fully repaid, we have significantly enhanced our balance sheet while minimizing potential dilution to shareholders and reducing interest cost,” commented Jon Evans, President and CEO. “Additionally, by removing security over Thacker Pass, we increase our flexibility as we continue to advance the strategic partnership and financing process.”

The initial purchasers under the Offering were Deutsche Bank Securities Inc. and Clarksons Platou Securities AS, which acted as joint book-running managers, BMO Capital Markets Corp., Canaccord Genuity LLC and TD Securities Inc., which acted as passive book-running managers, and B. Riley Securities, Inc., Cormark Securities Inc., Cowen and Company, LLC, National Bank Financial Inc., Scotia Capital (USA) Inc., Stifel, Nicolaus & Company, Incorporated, Industrial Alliance Securities Inc., and Tuohy Brothers Investment Research Inc., which acted as co-managers.

The Company has used a portion of the net proceeds from the Offering to repay in full its US$205 million senior secured credit facility. The Company intends to use the remainder of the net proceeds from the Offering to repay other indebtedness and for general corporate purposes.

The Notes, including those issued pursuant to the initial purchasers’ exercise of the Over-Allotment Option, are unsecured and will accrue interest payable semi-annually in arrears at a rate of 1.75% per annum on January 15 and July 15 of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes will be convertible at the option of the holders during certain periods, upon satisfaction of certain conditions. Thereafter, the Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company (the “Shares”), cash or a combination thereof. The initial conversion rate for the Notes will be 21.2307 Shares per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$47.10 per Share. The initial conversion price of the Notes represents a premium of approximately 35% to the last reported sale price of the Shares on the New York Stock Exchange on December 1, 2021.

The Notes will mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Notes prior to December 6, 2024 except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company will have the right to redeem the Notes at its option in certain circumstances. Holders of Notes will have the right to require the Company to repurchase their Notes upon the occurrence of certain events.

The Notes were offered on a private placement basis and were not offered by way of a prospectus in Canada, the U.S., or any other jurisdiction. The Notes and the distribution of Shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the rules promulgated thereunder and applicable state securities laws. The Notes were offered (i) to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in reliance on Rule 903 of Regulation S under the Securities Act, and, in the case of offers in Canada, to persons who are “accredited investors” and “permitted clients” within the meaning of Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer, solicitation or sale in the United States or in any other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

ABOUT LITHIUM AMERICAS

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. Lithium Americas trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, the Company’s expectations with respect to the use of proceeds of the Offering, the expected benefits to the Company of the Offering, and the Company’s expectations regarding its strategic positioning and financing opportunities.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, the fact that the Company’s management will have broad discretion in the use of certain of the proceeds from the Offering; uncertainty regarding the Company’s ability to pursue strategic partnerships and financing opportunities; uncertainty regarding the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates, or the enforcement of such laws and regulations by the applicable authorities; the failure of parties to contracts with the Company to perform as agreed; social or labour unrest; risks relating to general economic conditions; changes in commodity prices, including the market price of lithium; the impact of COVID-19 on the Company’s business; anticipated timing and results of exploration, development and construction activities; and the Company’s ability to develop and achieve production at any of the Company’s mineral exploration and development properties, and to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.